July 28, 2020

VIA EDGAR TRANSMISSION

Mr. Kevin Dougherty

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:        Petróleo Brasileiro S.A.–Petrobras

Petrobras Global Finance B.V.

Registration Statement on Form F-4

Filed July 6, 2020

File Nos. 333-239714 and 333-239714-01

Dear Mr. Dougherty:

By letter dated July 14, 2020, you provided certain comments on the Registration Statement on Form F-4 filed on July 6, 2020 (the “Form F-4”) by co-registrants Petróleo Brasileiro S.A. – Petrobras (the “Company,” “Petrobras” or “we”) and Petrobras Global Finance B.V. (“PGF”). For your convenience, we have reproduced the comments below in italics and have provided responses immediately below each comment.

Comment 1: Exhibits

Please file the articles of association for co-registrant Petrobras Global Finance B.V. as currently in effect, along with any amendments. See Item 601(b)(3)(i) of Regulation S-K.

Response:

As a response to the Staff’s first comment, we expect to file an amendment to Form F-4 (“Form F-4/A”) containing the articles of association for co-registrant PGF, as currently in effect, as Exhibit 3.2 to Form F-4/A. We confirm that PGF is governed by such articles of association, and there are no bylaws in effect as of today.

Comment 2: General

Please be advised that we will not be in a position to accelerate the effectiveness of your registration statement until our comments relating to the Form 20-F filed by Petróleo Brasileiro S.A.—Petrobras for the fiscal year ended December 31, 2019 have been resolved.

Response:

With respect to your second comment, regarding the acceleration of effectiveness of our Form F-4, as amended, we clarify that we are separately responding to your comments on our annual report on Form 20-F for the fiscal year ended December 31, 2019 (“2019 Form 20-F”). We filed a response letter with the Commission regarding the comments on the 2019 Form 20-F earlier today.

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We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the Form F-4; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form F-4; and that we may not assert comments of the Commission staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at +(55 21) 3224-2401 or Francesca Odell of Cleary Gottlieb Steen & Hamilton LLP at +1 (212) 225-2530.

Sincerely,
/s/ Larry Carris Cardoso
Larry Carris Cardoso
Attorney-in-Fact

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